Neovasc Announces Publication of Peer-Reviewed Article in EuroIntervention

REDUCER I Study Shows Improvement in Chest Pain Symptoms

VANCOUVER and MINNEAPOLIS - via NewMediaWire -- Neovasc Inc. ("Neovasc" or the "Company") (Nasdaq, TSX: NVCN) announced today that EuroIntervention, the official journal of EuroPCR and the European Association of Percutaneous Coronary Interventions (EAPCI), has published online a peer-reviewed study announcing the outcomes of patients undergoing Neovasc Reducer™ ("Reducer") implantation in the Company's REDUCER-I trial. The article, entitled "Coronary Sinus Narrowing for the Treatment of Refractory Angina A Multi-center Prospective Open-label Clinical Study (The REDUCER-I Study)", is the latest of numerous publications supporting the safety and effectiveness of the Reducer. The trial examined the safety and efficacy of the coronary sinus (CS) Reducer in improving angina severity and quality of life in patients suffering from angina pectoris, refractory to medical and interventional therapies.

The ongoing REDUCER-I trial is the largest-to-date cohort of patients undergoing Reducer implantation for the treatment of refractory angina. Presented in the peer-reviewed article are the outcomes of the first 228 patients enrolled to this observational study with up to 2-year follow up. The study reported procedural success of 99%. Canadian Cardiovascular Society (CCS) Angina Class, a measure of chest pain severity, improved following the procedure, together with other measured parameters of functional class and quality of life.

Prof. Maayan Konigstein, MD, Department of Cardiology, Tel-Aviv Medical Center, said, "Millions of people around the world suffer from the debilitating condition of refractory angina. The evidence from the REDUCER-I Study further supports the European Society of Cardiology Guidelines that state Reducer may be a safe and effective treatment option for patients suffering from refractory angina. These interim analyses provide further evidence supporting Reducer therapy for patients that are suffering and have no other treatment options."

Patients included in the trial were experiencing chest pain, or angina, despite taking medications or having invasive procedures to treat their symptoms. Over half of the population had previously experienced a heart attack, 78% had previously undergone coronary artery bypass graft surgical procedures, and 70% had coronary stenting procedures in the past. Despite all of the previous efforts to control their symptoms, the patients still experienced chest pain.

Following implantation of the Reducer device, the mean CCS class improved from 2.8±0.6 to 1.8±0.7 at two years follow-up. 82% of patients experienced improvement of at least 1 CCS class, and 31% achieved at least a 2 CCS class improvement, representing a substantial reduction in symptoms. At baseline, 70% of patients had CCS class III or IV angina (representing severe disability with anginal chest pain at rest or at minimal effort). At 6-months, 1-year and two-year follow-up, only 15% of patients remained at Class III or IV.

Prof. Stefan Verheye, MD, PhD, Antwerp Cardiovascular Center Middelheim, Antwerp, Belgium, added, "It's gratifying to see the interim results of the REDUCER-I Study reinforce the outstanding results from the COSIRA randomized sham-controlled trial previously published in The New England Journal of Medicine. I want to thank the patients and the investigators for their participation in the trial, and I look forward to completing the enrollment in this important real-world study."

The Reducer device is CE marked and commercially available in Europe.

About Neovasc Inc.

Neovasc is a specialty medical device company that develops, manufactures and markets products for the rapidly growing cardiovascular marketplace. Its products include Reducer, for the treatment of refractory angina, which is not currently commercially available in the United States and has been commercially available in Europe since 2015, and Tiara, for the transcatheter treatment of mitral valve disease, which is currently under clinical investigation in the United States, Canada, Israel and Europe. For more information, visit: www.neovasc.com.

Forward-Looking Statement Disclaimer

Certain statements in this news release contain forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws that may not be based on historical fact. When used herein, the words "expect", "anticipate", "estimate", "may", "will", "should", "intend," "believe", and similar expressions, are intended to identify forward-looking statements. Forward-looking statements may involve, but are not limited to, the safety and effectiveness of the Reducer and the growing cardiovascular marketplace. Forward-looking statements are based on estimates and assumptions made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, market and other conditions as well as other factors that the Company believes are appropriate in the circumstances. Many factors could cause the Company's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including those described in the "Risk Factors" section of the Company's Annual Report on Form 20-F and in the Management's Discussion and Analysis for the three and nine months ended September 30, 2020 (copies of which may be obtained at www.sedar.com or www.sec.gov). These factors should be considered carefully, and readers should not place undue reliance on the Company's forward-looking statements. The Company has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Citation. Verheye S, Agostoni P, Giannini F, Hill J, Jensen C, Lindsay S, Stella P, Redwood S, Banai S, Konigstein M. Coronary Sinus Narrowing for the Treatment of Refractory Angina A Multi-Center Prospective Open-Label Clinical Study (The REDUCER-I Study). EuroIntervention 2020; Jaa-872 2020, doi: 10.4244/EIJ-D-20-00873

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